Exhibit 99.10

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Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR

T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto Alcan confirmed as third major pillar of Rio Tinto Group

12 March 2008

•	Pro forma 2007 underlying EBITDA of $4,813 million for Primary Metal and Bauxite & Alumina, making Rio Tinto Alcan the third major pillar of Group EBITDA along with iron ore and copper.
•	Pro forma 2007 underlying earnings for Primary Metal and Bauxite & Alumina of $2,092 million, representing 23 per cent of Rio Tinto’s pro forma underlying earnings before corporate items and interest.
•	Pro forma capital expenditure for Primary Metal and Bauxite & Alumina of $2,296 million in 2007, reflecting continuing investment in value adding growth projects.
•	Pro forma share of production of 4.2 million tonnes of aluminium, 8.5 million tonnes of alumina and 32.0 million tonnes of bauxite in 2007.
•	Significant earnings momentum anticipated in 2008 with each 10 c/lb movement in the average annual aluminium price from the 2007 level of 120c/lb expected to change Rio Tinto Alcan’s underlying earnings by $620 million. 2008 underlying earnings are also expected to be affected by exchange rate movements with a 10 US cent movement in the Canadian dollar rate expected to impact full year underlying earnings by $150 million. Rising energy, pitch, coke, oil and freight costs are also expected to partly offset any gain from higher LME prices.
•	Bauxite reserves totalling 1,387 million tonnes of recoverable mineral (Rio Tinto share) at the end of 2007 compared with 1,193 million tonnes at the end of 2006. The 2007 numbers incorporate the Rio Tinto assets and Alcan assets combined under the Rio Tinto Alcan name for the first time. Detailed bauxite reserves and resources data have been included within this release on pages 5 and 6.

Rio Tinto completed the acquisition of Alcan on 23 October 2007, and the new product group, comprising the combination of Alcan and the original Rio Tinto Aluminium businesses, was named Rio Tinto Alcan. In order to aid analysis of the Rio Tinto Alcan product group going forward this pro forma information is being provided illustrating the enlarged product group, as though Alcan were part of Rio Tinto for the whole of 2007. The above financial summary numbers exclude Packaging and Engineered Products. A sale process is underway for these assets. They have been excluded to present a view of the future Rio Tinto Alcan product group.

Tom Albanese, Rio Tinto’s chief executive said, “These pro forma numbers reinforce the significance of the Alcan acquisition, which has transformed our aluminium group into an industry leader and the third major business within Rio Tinto. The strong fundamentals of the aluminium industry and the excellent long term demand outlook augur well for Rio Tinto Alcan’s future financial performance. In addition to these earnings, we look forward to the synergies from the acquisition. Our internal target is $1.1 billion, exceeding the $940 million after tax synergies announced in November 2007.”

Dick Evans, Rio Tinto Alcan chief executive said, “The combination of the Rio Tinto and Alcan assets has created a world leader in bauxite and aluminium production with a clear pathway to becoming the largest alumina producer. Our modern, low cost smelting assets benefit from a competitive hydro power position which is becoming ever more valuable in

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today’s energy constrained world. This is a business which we intend to grow and from which we are ideally positioned to deliver value in the future.”

Rio Tinto Alcan pro forma financial information by business unit

Year ended 31 December 2007
US$ millions	Gross sales	Underlying	Underlying
(unaudited)	revenue (a)	EBITDA	earnings
		(b)	(c)
Aluminium
Primary Metal	11,756	3,711	1,597
Bauxite & Alumina	3,272	1,102	495

Product group operations	15,028	4,813	2,092
Other Product Group items	66	(19)	548

Rio Tinto Alcan	15,094	4,794	2,640

Rio Tinto Group pro forma			7,859
underlying earnings

Reference above are to notes on page 3

Basis of preparation
The Rio Tinto Alcan data presented above comprises the Primary Metal and Bauxite & Alumina business units before interest and does not include Engineered Products or Packaging. The pro forma underlying earnings for the Rio Tinto Group include the full year underlying earnings of Primary Metal and Bauxite & Alumina as well as Engineered Products, less the pro forma interest cost in respect of the acquisition facility for a full year and a number of other items. The Rio Tinto Group pro forma numbers exclude Packaging which is shown as an asset held for sale.

Debt and interest
In support of its acquisition of 100 per cent of Alcan’s common shares, Rio Tinto arranged $40 billion of term loan and revolving credit facilities, fully underwritten and subsequently syndicated. The $40 billion term loan and revolving credit facilities are divided into four tranches with maturities ranging from 364 days (with an option to extend for an additional year at the borrower's option) out to five years and one business day. The total amount drawn under the facility as at 31 December 2007 was $37.9 billion. The pro forma interest charge for the whole of 2007 has been based on the one month LIBOR rate as at 31 December 2007, plus the appropriate margins.

Other Product Group items
To give a more representative indication of the underlying earnings of the business units, the positive impact of the reduction in the Canadian tax rate and certain other one-off items, together with Product Group project evaluation and other costs have been included within the line “Other Product Group items”.

Tax
The approximate long-term effective tax rate on underlying earnings for Rio Tinto Alcan, before one-off items and excluding the impact of foreign exchange rate movements, is expected to be 31%.

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Rio Tinto Group pro forma underlying earnings
‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the business performance of its operations. Items excluded from net earnings in arriving at underlying earnings include impairment charges less reversals, certain exchange differences and derivatives and non-recurring consequences of the Alcan acquisition.

Rio Tinto Alcan pro forma financial information by business unit

Year ended 31 December 2007
US$ millions	Capital	Depreciation
(unaudited)	expenditure	&
	(d)	amortisation
		(e)

Aluminium
Primary Metal	1,175	1,316
Bauxite & Alumina	1,121	445
Corporate	10	53

Total Rio Tinto Alcan	2,306	1,814

Notes to financial information by business unit

(a)	Gross sales revenue includes 100 per cent of subsidiaries' sales revenue and Rio Tinto Alcan's share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and Rio Tinto Alcan's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Underlying earnings represent profit after tax for the period attributable to Rio Tinto Alcan. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto Alcan's share of the capital expenditure of equity accounted units, whether this is funded by Rio Tinto Alcan or not.

(e)	Depreciation and amortisation includes 100% of subsidiaries and Rio Tinto Alcan's share of depreciation and amortisation relating to equity accounted units. The provisional assessment of the incremental depreciation & amortisation on the fair value up-lift is included within these amounts.

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Rio Tinto Alcan proforma share of production
						FULL
	Rio Tinto	1Q	2Q	3Q	4Q	YEAR
	interest	2007	2007	2007	2007	2007

ALUMINA
Production ('000 tonnes)
Gardanne	100%	36	29	33	32	130
Gove	100%	396	434	488	566	1,884
Jonquiere	100%	323	321	336	339	1,319
Queensland Alumina (a)	80%	756	750	782	765	3,053
Sao Luis (Alumar)	10%	38	37	35	38	148
Yarwun (b)	100%	296	323	301	339	1,260
Speciality alumina plants	100%	172	184	176	190	722

Rio Tinto total alumina production		2,017	2,078	2,151	2,269	8,515

ALUMINIUM
Refined production ('000 tonnes)
Australia - Bell Bay	100%	44	45	45	45	178
Australia - Boyne Island	59%	82	82	82	83	330
Australia - Tomago	52%	66	66	67	67	266
Cameroon - Alucam (Edea)	47%	10	8	11	12	40
Canada - seven wholly owned	100%	344	352	356	360	1,412
Canada - Alouette	40%	57	57	58	58	230
Canada - Becancour	25%	25	25	25	27	102
China - Ningxia (Qingtongxia)	50%	20	20	20	21	80
France - three wholly owned	100%	106	106	106	106	425
Iceland - ISAL (Reykjavik)	100%	44	45	46	47	182
New Zealand - Tiwai Point	79%	69	70	70	71	281
Norway - SORAL (Husnes)	50%	19	19	21	21	80
UK - two wholly owned	100%	53	54	54	55	217
UK - Anglesey	51%	18	19	19	18	73
USA - Sebree	100%	48	48	48	49	194
Netherlands - Vlissingen	(c)	44	45	—	—	89

Rio Tinto total aluminium production		1,048	1,062	1,028	1,041	4,179

BAUXITE
Production ('000 tonnes)
Awaso (d)	80%	174	185	167	239	765
Sangaredi	(e)	1,294	1,630	1,580	1,655	6,159
Gove	100%	1,091	1,087	1,119	1,363	4,660
Porto Trombetas	12%	519	533	560	555	2,167
Weipa (f)	100%	4,272	4,278	4,676	4,984	18,209

Rio Tinto total bauxite production		7,350	7,713	8,102	8,796	31,960

Production data notes

(a)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition

(b)	Yarwun was previously known as Comalco Alumina Refinery.

(c)	Rio Tinto Alcan sold its share in the Vlissingen smelter in the first half of 2007.

(d)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(e)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(f)	Includes beneficiated and calcined bauxite production.

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Bauxite reserves

Ore reserves and mineral resources for Rio Tinto managed operations are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code) as required by the Australian Stock Exchange (ASX). Codes or guidelines similar to JORC with only minor regional variations have been adopted in South Africa, Canada, USA, Chile, UK, Ireland and Europe, Peru, and the Phillipines. Together these Codes represent current best practice for reporting ore reserves and mineral resources.

The JORC Code envisages the use of reasonable investment assumptions, including the use of projected long term commodity prices, in calculating reserve estimates. However, for US reporting, the US Securities and Exchange Commission require historical price data to be used. For this reason, some reserves reported to the SEC in the Form 20-F will differ from those reported below.

Ore reserve and mineral resource information in the tables below is based on information compiled by Competent Persons (as defined by JORC), or 'recognised overseas mining professionals' as defined by the ASX, most of whom are full time employees of Rio Tinto or related companies. Each has had a minimum of five years relevant estimation experience and is a member of a recognised professional body whose members are bound by a professional code of ethics. Each Competent Person consents to the inclusion in this report of information they have provided in the form and context in which it appears. A register of the names of the Competent Persons who are responsible for the estimates is maintained by the Company Secretaries in London and Melbourne and is available on request. Where operations are not managed by Rio Tinto the reserves are published as received from the managing company.

The ore reserve figures in the following tables are as of 31 December 2007. Summary data for year end 2006 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto's share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

	Type of	Proved ore		Probable ore		Total ore reserves 2007 compared				Rio Tinto share
	mine	at end 2007		at end 2007		with 2006
	(a)
		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	Interest	Recoverable

						2007	2006	2007	2006	%	mineral

BAUXITE (b)		millions		millions		millions	millions				millions
Reserves at						of
operating mines		of tonnes	% Al2O3	of tonnes	% Al2O3	tonnes	of tonnes	% Al2O3	% Al2O3		of tonnes
Gove (Australia) (c)	O/P	78	49.4	65	49.0	143	—	49.2	—	100.0	143
Porto Trombetas
(MRN) (Brazil) (c)	O/P	149	51.3	18	50.1	166	—	51.2	—	12.0	20
Weipa (Australia) (c)	O/P	149	53.2	1,074	53.7	1,224	1,193	53.6	53.7	100.0	1,224

Total											1,387

(a) Type of mine: O/P = open pit
(b) Reserves of bauxite (as alumina) are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(c) Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name. Reserves are presented here for the first time. The Weipa deposit includes the reserve for Ely.

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Bauxite resources

As required by the Australian Stock Exchange, the following tables contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future. Where operations are not managed by Rio Tinto the resources are published as received from the managing company.

Resources are stated as additional to the reserves reported earlier.

	Likely	Measured		Indicated resources		Inferred resources		Total resources 2007 compared with 2006				Rio Tinto
	mining	at end 2007		at end 2007		at end 2007						interest
	method
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%

								2007	2006	2007	2006
		millions		millions		millions		millions	millions
								of
BAUXITE		of tonnes	% Al2O3	of tonnes	% Al2O3	of tonnes	% Al2O3	tonnes	of tonnes	% Al2O3	% Al2O3
Gove
(Australia) (b)	O/P	37	50.4	43	49.8	3	50.3	83	—	50.1	—	100.0
Sangaredi
(Guinea) (b)	O/P	226	51.4	202	48.9	233	48.2	661	—	49.5	—	23.0
Porto
Trombetas
(MRN) (Brazil)
(b)	O/P					444	50.0	444	—	50.0	—	12.0
Weipa
(Australia) (b)	O/P	133	48.9	2,086	51.0			2,219	2,114	50.9	51.0	100.0

(a) Likely mining method: O/P = open pit
(b) Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007.
The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name. Resources are presented here for the first time. The Weipa deposit includes the resource for Ely; Rio Tinto Alcan has an 80% interest in the Awaso mine in Ghana but the resource estimate is still under review.

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Metal prices and exchange rates

		2007

Metal prices - average for the period

Aluminium	US cents/lb	120	c

Average exchange rates in US$

Australian dollar		0.84
Canadian dollar		0.93
Euro		1.37

Period end exchange rates in US$

Australian dollar		0.88
Canadian dollar		1.01
Euro		1.47

Price, exchange and interest rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price, exchange rate or interest rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below only include the effect on operating costs of movements in exchange rates. They do not include the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with care.

	2007 average		Effect on
	price/exchange		Rio Tinto Alcan
	rate		full year
			underlying
			earnings ($m)

Aluminium	120c/lb	+/-10c/lb	620
Canadian dollar	93USc	+/-10c	150
Australian dollar	84USc	+/-10c	165
Euro	137USc	+/-10c	50

Availability of this report

This report is available on the Rio Tinto website.

Further information on modelling Rio Tinto Alcan can be found on the Rio Tinto website at www.riotinto.com/media/5157_7016.asp

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Pro forma Financial Information

Pro forma financial information included in this announcement has not been audited and has not been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission. Such pro forma information has been prepared on the basis of IFRS. Actual financial results may have differed from those reported herein.

Forward-Looking Statements

This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

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